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SECU 22007059 [SSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEP 26 2022

Washington, DC

SEC FILE NUMBER
8-30097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING 07/01/21 (MM/DD/YY) AND ENDING 06/30/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Portsmouth Financial Services

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Montgomery Street, Suite 1950
(No. and Street)

San Francisco	California	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Echo Chien (415) 543-8500
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	Florida	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Echo Chien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or Portsmouth Financial Services, as of June 30, 2022 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Public Notary

WALTER J. BANKOVITCH
Notary Public - California
San Francisco County
Commission # 2296229
My Comm. Expires Jul 30, 2023

This report** contains (check all applicable boxes);
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PORTSMOUTH FINANCIAL SERVICES
FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2022

PORTSMOUTH FINANCIAL SERVICES
STATEMENT OF FINANCIAL CONDITION
AS OF June 30, 2022

TABLE OF CONTENTS

The accompanying notes are an integral part of these financial statements.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders'
of Portsmouth Financial Services

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Portsmouth Financial Services as of June 30, 2022, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Portsmouth Financial Services as of June 30, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Portsmouth Financial Services' management. Our responsibility is to express an opinion on Portsmouth Financial Services' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Portsmouth Financial Services in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Portsmouth Financial Services' financial statements. The supplemental information is the responsibility of Portsmouth Financial Services' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Ohab and Company, PA

We have served as Portsmouth Financial Services' auditor since 2015.

Maitland, Florida

September 16, 2022

PORTSMOUTH FINANCIAL SERVICES
STATEMENT OF FINANCIAL CONDITION
AS OF June 30, 2022

ASSETS

Cash and cash equivalents	$	607,540
Deposit – Pershing & Co.		100,000
Commissions Receivable – Clearing Firm		602,895
Commissions Receivable – Other		120,862
Prepaid Expenses and Other Assets		14,936
Operating Lease Assets		283,859
Furniture and Equipment, less accumulated Depreciation of $35,731		-
TOTAL ASSETS	$	1,730,092

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Salaries and Commissions	$	659,389
Operating Lease Liabilities	$	283,859
Accrued Expenses		79,388
Notes Payable		60,097
TOTAL LIABILITIES	$	1,082,733
STOCKHOLDERS' EQUITY		
Common stock - no par value:		
Authorized 500,000 shares		
Issued and outstanding 60,000 shares	$	87,486
Paid in capital		10,154
Retained earnings		549,719
TOTAL STOCKHOLDERS' EQUITY	$	647,359
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,730,092

The accompanying notes are an integral part of these financial statements

PORTSMOUTH FINANCIAL SERVICES
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED June 30, 2022

REVENUES

Commissions	$	869,842
Principal transactions		816,133
Investment banking fees		3,375
Asset management fees		2,715,488
Selling Concessions:		-
Mutual Funds and 12B-1s		382,870
Insurance		551,839
Interest Rebate Income		90,121
Other Income		33,286
Consulting		359,450
		5,822,404

EXPENSES

Commissions		4,383,679
Legal and professional fees		254,316
Salaries, wages, taxes and benefits		629,204
Other expenses		114,246
Clearing, execution and other brokerage costs		170,645
Occupancy costs		171,521
Telephone and communications		60,571
Depreciation		3,137
Advertising and marketing		12,300
		5,799,619
INCOME BEFORE INCOME TAX		22,785
Income Tax Benefit		1,445
NET Income	**$**	**21,340**

The accompanying notes are an integral part of these financial statements

PORTSMOUTH FINANCIAL SERVICES
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED June 30, 2022

	Common Stock	Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at July 1, 2021 as previously reported	$ 87,486	$ 10,154	$ 528,379	$ 626,019
Prior Period Adjustment	-	-	-	-
Dividends	-	-	-	-
Treasury Stocks	-	-	-	-
Net Income	-	-	21,340	21,340
Balance at June 30, 2022	$ 87,486	$ 10,154	$ 549,719	$ 647,359

The accompanying notes are an integral part of these financial statements

PORTSMOUTH FINANCIAL SERVICES
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED June 30, 2022

	Subordinated Borrowings
Balance at July 1, 2021	$ -
Issuance of Subordinated Notes	-
Payment of Subordinated Notes	-
Subordinated Borrowings at June 30, 2022	$ -

The accompanying notes are an integral part of these financial statements

PORTSMOUTH FINANCIAL SERVICES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED June 30, 2022

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (loss) from operations	$	21,340
Adjustments to reconcile net income to		
Net cash provided by operating activities:		
Depreciation and amortization		3,136
Increase or decrease in assets and liabilities:		
Clearing Deposit		-
Deferred Tax		
Commissions Receivable		217,471
Prepaid expenses and other assets		79,301
Change in ROU assets		98,000
Salaries and commissions		(285,724)
PPP Loan Payable		
Notes Payable		(82,634)
Change in Lease Liabilities		(98,000)
Accrued expenses		(543)
Total adjustments		(68,993)
NET CASH PROVIDED BY OPERATING ACTIVITIES		(47,653)
CASH FLOWS FROM INVESTMENT ACTIVITIES		
Purchase of Fixed Assets		(3,062)
NET CASH USED BY INVESTMENT ACTIVITIES		(3,062)
CASH FLOWS FROM FINANCING ACTIVITIES		
Buy back of common stock		-
Dividends		-
NET CASH USED BY FINANCING ACTIVITIES		-
NET INCREASE (DECREASE) IN CASH		(50,715)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		658,255
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	607,540
INCOME TAXES PAID		0
INTEREST		0

The Companying notes are an integral part of these financial statements

1. ORGANIZATION

PORTSMOUTH FINANCIAL SERVICES (the "Company") is a corporation, registered as a broker-dealer and a registered investment advisor whose main office is in San Francisco, California. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") since 1983. The Company is engaged in securities brokerage and investment banking services, consulting, as well as advisory services. The company operates on a fully disclosed basis through a clearing firm with employees and independent registered representatives throughout the United States. The Company claims exemption from the Securities and Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

Deposit with clearing brokers - Cash deposited with clearing brokers consists of funds on deposit with the Clearing Brokers pursuant to the Company's clearing agreements. The agreements require the Company to maintain a minimum of $100,000 as clearing deposits based upon the level of securities inventory, the volume and size of transactions, and the type of business being conducted. As long as the Company continues to use the clearing and execution services of the Clearing Broker, the Company will be required to maintain the cash on deposit. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

Receivables from clearing brokers - Receivables from clearing brokers represents monies due the Company from the Clearing Brokers through securities generated transactions. An allowance for doubtful accounts is not recorded since the Clearing Broker adjusts accounts monthly to actual collections and the Company then records direct write-offs.

Furniture and equipment – Furniture and equipment are recorded at cost if and when purchased. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of furniture and equipment is to utilize the Double-Declining Balance Method over the estimated useful lives of the related assets.

Revenue Recognition – Revenue from contracts with customers includes fees from investment banking asset management services, commissions and concessions from the sale of mutual funds, 12B-1 and insurance. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to certain future events.

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

or quarterly and are recognized as revenue at the time as they relate specifically to the services provided in that period. Commissions received from the sale of mutual funds, variable annuities, and insurance products are recognized at the time the associated service is fulfilled, including the investment company receiving the application which is based on trade date. Brokerage commissions for executing transactions on an exchange or over-the-counter markets are recognized as revenue at the point in time the associated service is fulfilled which is based on the trade date. Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligation has been satisfied. There were no unsatisfied performance obligations as of June 30, 2022

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Consulting revenue is for compliance services provided to review private placement deals and is recorded when the performance obligation is completed.

Advertising costs – The Company expenses advertising costs when incurred. During the year ended June 30, 2022, the Company incurred advertising and promotion expense of approximately $12,3000.

Income taxes - The Company accounts for income taxes according to FASB ASC 740-10-50, which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred asset will not be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

Uncertain taxpositions – The Company follows FASB Accounting Standards Codification, which provides guidance on accounting for uncertainty in income taxes recognized in an organization's financial statements. The guidance prescribes a recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

the financial statements. Generally, the tax years before 2018 are no longer subject to examination by federal, state, or local taxing authorities.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. COMMISSIONS RECEIVABLE

As of June 30, 2022, Commissions receivables were as follows:

Pershing (including last 3 days of business)	$614,982
Insurance and Mutual Fund Companies	29,496
Outside Managed Accounts Advisory Fees	79,279
	$723,757

4. PROPERTY AND EQUIPMENT

As of June 30, 2022, property and equipment are as follows:

Equipment, furniture and software	35,731
Less: Accumulated depreciation	(35,731)
	$ 0

Depreciation expense for the year ended June 30, 2022 was $3,136.

5. INCOME TAXES

The Company has available net operating loss carryforwards approximately $26,596 as of June 30, 2022, to reduce future tax liabilities. The carryforwards will begin to expire in the year 2041. The Company's management has determined that it is more likely than not that the Company's net operating loss carryforward will be utilized; therefore, no valuation allowance against the related deferred tax asset has been established.

The provision for the income taxes for the year ended June 30, 2022 are as follow:

	Federal	State
Current Year Income Tax Provision	$744	$701
Deferred Tax Assets	0	0
	$744	$701

6. RETIREMENT PLAN

The Company has established a 401(k) plan covering all full time employees with over one year of service. The company has not made contributions to the plan as of the year ended June 30, 2022.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, The Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At June 30, 2022, margin accounts guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines requires customers to deposit additional collateral, or to reduce positions, when necessary.

8. COMMITMENTS AND CONTINGENCIES

Commitments

The Company leases its office and equipment under a non cancelable operating lease which expires in 2022. Minimum rental payment for the next three years is:

	601 Montgomery	Telephone Lease	Total
6/30/2023	$128,101	$4,320	$132,421
6/30/2024	$130,316	$4,320	$134,636
6/30/2025	$21,781	$4,320	$26,101
6/30/2026		$720	$720
	$280,197	$13,680	$293,877

Rent expense for the period ending June 30, 2022 was $310,238.

Contingencies

The Company has open inquiries from its SRO, Financial Industry Regulatory Authority ("FINRA") Enforcement matter (the "FINRA Matter"). The FINRA Matter is ongoing and FINRA has not stated whether it intends to recommend or pursue any charges against the Company.

8. COMMITMENTS AND CONTINGENCIES (CONTINUED)

If FINRA decides to pursue charges against the Company, it is possible that the Company could enter a settlement with FINRA resulting in the payment of a fine. This is true whenever FINRA investigates a broker dealer. The Company's independent legal counsel is unable to form a judgment that an unfavorable outcome is either "probable" or "remote: and, at this time, unable to estimate the amount or range of any possible loss for the year ended June 30, 2022.

Notes Payables

The Company entered into a Buy/Sell to Purchase Agreement with the estate of the deceased shareholder, Dennis Collins, for the 30,000 outstanding shares of the Common Stock as Treasury Stocks, whereby a promissory note was issued to pay the beneficiary of the shareholder. The purchase price per share was based on the book value per share at the end of December, or \$8.354975 per share. The principal amount of \$250,649.26, with interest calculated at the rate of five percent (5) per annual, is payable over 36 months, in monthly installments of \$7,512.18, until the unpaid balance of the principal and interest is paid in full. The first payment was made on March 1, 2020 and the final payment shall be made on February 1, 2023.

As of June 30, 2022, the unpaid Notes Payable is \$60,097, reported as follows:

Notes Payable - Due Within 1 Year	\$ 60,097
Notes Payable - Non-Current	\$ 0
	\$ 60,097

9. LEASE ACCOUNTING UPDATE

In February 2016, the FASB issued ASU2016-02 Leases – (Topic842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company has evaluated the impact this new standard will have on its financial position and results of operations. The Company early adopted ASU2016-02. The Company recorded \$283,859 Operating Lease Assets and Operating Lease Liabilities to reflect the present value of unpaid lease payments as of June 30, 2022.

10. RELATED PARTY TRANSACTIONS

Putney Financial Group (Putney), is a SEC registered RIA, owned by Ray Lent, a member of the board of directors and shareholder of the Company. Putney processes its securities transactions and RIA fees through the Company. The Company does not receive any fees for providing this processing service for Putney; all the fees earned go to Putney.

During the year ended June 30, 2022, the total revenue generated by the related party was \$2,391,738 with total expenses of \$2,220,622, which were recorded on the Company's books and included in the Statement of Operations. At June 30, 2022, there is an amount due of \$409,006 to Putney, which is included in Salaries and Commission Payable on the Statement of Financial Condition.

11. NET CAPITAL REQUIREMENT

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($1,167,775 at June 30, 2022, or $53,258) or $50,000. At June 30, 2022, the net capital, as computed, was $511,561. Consequently, the Company had excess net capital of $458,303. At June 30, 2022, the percentage of aggregate indebtedness to net capital was approximately 156.16% versus an allowable percentage of 1500%.

See Schedule I to these footnotes for a reconciliation of audit adjustments, if any, affecting net capital between the unaudited FOCUS report for June 30, 2022 and the audited financial statement filed herewith.

12. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were available to be issued. There have been no material subsequent events that have occurred during such period that would require disclosure in this report.

SCHEDULE I
PORTSMOUTH FINANCIAL SERVICES
Computation and Reconciliation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission
FOR THE YEAR ENDED June 30, 2022

Computation of basic net capital requirements:		
Total stockholder's equity qualified for net capital		$ 647,359
Deductions of non-allowable assets:		
Receivables	$ 120,862	
Prepaid expenses and other	14,936	
Furniture and other equipment	-	
Total non-allowable assets		135,798
Addition of allowable credits:		
PPP Loan Payable	0	
		-
Net capital before haircuts and securities positions		511,561
Haircuts		-
Net capital		511,561
Minimum capital requirements:		
6 2/3% of total indebtedness - $798,874 ($53,258)		
Minimum dollar net-capital requirement		
For this broker-dealer ($50,000)		
Net capital requirement		53,258
Net capital in excess of required minimum		$ 458,303

There are no material differences between the preceeding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of June 30, 2022.

SCHEDULE II
PORTSMOUTH FINANCIAL SERVICES
Computation of Aggregate Indebtedness Under
Rule 17a-5 of the Securities and Exchange Commission
FOR THE YEAR ENDED June 30, 2022

Total Aggregate Indebtedness

Salaries and Commissions	$	659,389
Accrued Expenses		79,388
Notes Payable		60,097
Aggregate indebtedness		798,874
Total liabilities on Statement of Financial Condition	$	1,082,733
Percentage of aggregate indebtedness to net capital		156.16

SCHEDULE III
PORTSMOUTH FINANCIAL SERVICES
The Information for Possession or Control and
Reserve Requirements for Brokers and Dealers Under
Rule 15c3-3 of the Securities Exchange Act of 1934
FOR THE YEAR ENDED June 30, 2022

The Company operated under exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders'
of Portsmouth Financial Services

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Portsmouth Financial Services identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which Portsmouth Financial Services claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) Portsmouth Financial Services stated that Portsmouth Financial Services met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to proprietary trading, mutual funds retailer, selling variable life insurance and annuities, and private placements of securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Portsmouth Financial Services' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Portsmouth Financial Services' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(s) (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

September 16, 2022

PORTSMOUTH FINANCIAL SERVICES

250 Montgomery Street, Ste 200
San Francisco, CA 94104

August 30, 2022

Portsmouth Financial Services' Exemption Report

Portsmouth Financial Services (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: proprietary trading, mutual funds retailer, selling variable life insurance and annuities, and private placements of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

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Portsmouth Financial Services

I, Echo Chien , swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: CEO & CCO

Date of Report: August 30, 2022